1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL sold the common shares of ChipMOS Technologies (Bermuda) Ltd.

Issued by: Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)

Issued on: Sep 03, 2014

SPIL sold the common shares of ChipMOS Technologies (Bermuda) Ltd for 1,000,000 shares to ChipMOS Technologies (Bermuda) Ltd. The unit price is US$22.39 per share and total amount is US $22,390 thousand dollars.

The gain on disposal of investment is US$21,293 thousand dollars, which is equivalent to NT$ 635,917 thousand dollars.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: September 03, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer